Exhibit 4.16

Summary of Translation

of

Agreement by and between

e-Future (Beijing) Tornado Information Technology Inc.

and

Limen (China) Group

On March 19, 2006 Limen (China) Group, Walt Disney China’s exclusive franchisee, manufacturer and strategic partner in China, signed an exclusive strategic partnership agreement with e-Future Beijing in the aggregate amount of 10.47 million Chinese yuan. Pursuant to this agreement, e-Future will provide Limen with the enterprise software solutions for Limen’s retail information system (integrated with e-Future ONE POS-ERP R2003, e-Future ONE Blue SCM R2005, e-Future ONE e-Card R2005, e-Future ONE BI V3) and with four years of outsourcing services.

Limen’s business plan is to open 100 Mickey’s Space chain stores in China by 2007 and 500 Mickey’s Space chain stores by 2010. Mickey’s Space retail stores are expected to sell 20,000 different kinds of Walt Disney authorized products, covering furniture, electronic appliances, food, clothes, etc.